SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-22507

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The First Bancshares, Inc.

6480 U.S. Highway 98

West Hattiesburg, MS 39402

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits in liquidation of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2020, the statement of changes in net assets available for benefits in liquidation for the year ended December 31, 2020, the statement of net assets available for benefits of the as of December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits in liquidation for the Plan as of December 31, 2020, and the changes in net assets available for benefits in liquidation for the year ended December 31, 2020, in conformity with the liquidation basis of accounting. Also, in our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Southwest Georgia Financial Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we required to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter – Plan Termination and Liquidation Basis of Accounting

As discussed in Note 1 to the financial statements, the Board of Directors of Southwest Georgia Financial Corporation, the Plan's sponsor, voted on February 19, 2020 to terminate the Plan, and management determined liquidation is imminent as of April 2, 2020. As a result, the Plan has changed its basis of accounting from the going concern basis used in presenting the 2019 financial statements to the liquidation basis used in presenting the 2020 financial statements.

Supplemental Information

The supplemental information in the accompanying schedules I) Schedule H – Line 4i – Schedule of Assets in Liquidation (Held at End of Year) as of December 31, 2020 and II) Schedule H – Line 4j – Schedule of Reportable Transactions in Liquidation for the year ended December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

Dublin, Georgia

June 23, 2021

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

December 31, 2020

	2020
	Allocated	Unallocated	Total
ASSETS

Investments
Money market fund	$119,125	$-	$119,125
Pooled separate accounts and mutual funds	151,312	-	151,312
Investment contract with insurance company, at contract value	11,228	-	11,228
Common stock, at fair value	6,230,966	-	6,230,966
Total investments	6,512,631	-	6,512,631

Accrued interest and dividends	22,288	-	22,288
TOTAL ASSETS	6,534,919	-	6,534,919

LIABILITIES

Accrued expenses	37,679	-	37,679
TOTAL LIABILITIES	37,679	-	37,679

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS	$6,497,240	$-	$6,497,240

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019

	2019
	Allocated	Unallocated	Total
ASSETS

Investments
Money market fund	$8,861	$-	$8,861
Pooled separate accounts	131,394	-	131,394
Investment contract with insurance company, at contract value	11,079	-	11,079
Common stock, at fair value	7,081,812	1,731,636	8,813,448
Total investments	7,233,146	1,731,636	8,964,782

Accrued interest and commission receivable	63	-	63
TOTAL ASSETS	7,233,209	1,731,636	8,964,845

LIABILITIES

Loan payable and short-term advance (Note 6)	-	911,718	911,718
TOTAL LIABILITIES	-	911,718	911,718

NET ASSETS AVAILABLE FOR BENEFITS	$7,233,209	$819,918	$8,053,127

See Notes to Financial Statements.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

Year Ended December 31, 2020

	Allocated	Unallocated	Total
ADDITIONS

Investment income (loss):
Net depreciation of investments, liquidation basis	$(830,780)	$(760,561)	$(1,591,341)
Dividend income	99,638	-	99,638
Interest income	64	-	64
Allocation of excess proceeds after debt payoff	38,736	-	38,736
Total loss	(692,342)	(760,561)	(1,452,903)

DEDUCTIONS

Interest expense	-	20,621	20,621
Administrative expenses	43,627	-	43,627
Allocation of excess proceeds after debt payoff	-	38,736	38,736
Total deductions	43,627	59,357	102,984

NET DECREASE	(735,969)	(819,918)	(1,555,887)

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
Beginning of the year, ongoing basis	7,233,209	819,918	8,053,127

End of the year, liquidation basis	$6,497,240	$-	$6,497,240

See Notes to Financial Statements.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1.         DESCRIPTION OF THE PLAN

The following description of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a stock bonus plan covering substantially all employees of Southwest Georgia Financial Corporation, Southwest Georgia Bank and Empire Financial Services, Inc. collectively (“the Company” or “SGB”) who work at least 1,000 hours per plan year, are employed on December 31 or were terminated due to disability or retirement during the year. The plan was established with an effective date of July 8, 1981 and was last restated January 1, 2014.

Southwest Georgia Financial Corporation merged with The First Bancshares, Inc. effective April 3, 2020 (“the Merger”). All references to “the Company” throughout the financial statements refers to Southwest Georgia Financial Corporation until April 2, 2020, after which time it refers to The First Bancshares, Inc. due to the Merger. As stated throughout, the Company’s Board of Directors elected to terminate the Plan on February 19, 2020 (the “Termination”), with an effective termination date of April 2, 2020 due to the Merger. The liquidation basis of accounting was used, due to the Merger, from April 2, 2020 through December 31, 2020. The ongoing, going concern, accrual basis of accounting was used prior to the Merger from January 1, 2019 through April 1, 2020.

The Plan operates as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations hereunder of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan purchased Company common shares using the proceeds of the loan from the Company (Note 6), and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of fifteen years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2020 and 2019 and for the year ended December 31, 2020 present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock ("Allocated"), and b) stock not yet allocated to employees ("Unallocated"). As stated in Note 6, the loan was paid in full during 2020 and thus all shares remaining in the Plan at December 31, 2020 are considered “Allocated”.

Eligibility

Prior to the Termination and Merger, employees were eligible to become participants in the Plan after completing 2 years of service.

Vesting

As a result of the Termination and Merger in 2020, all participants became fully vested in their account balances on February 19, 2020.

Contributions

Prior to the Merger and Termination, the Company was allowed to make discretionary contributions to the Plan in amounts determined by the Company’s Board. Contributions were paid to the Plan in cash and were to be used to purchase SGB common stock. The Company was obligated to make contributions in cash to the Plan, which when aggregated with the Plan’s dividends and interest earnings, if applicable, enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

These amounts paid to the Plan by the Company were utilized as a federal income tax deduction in the Company’s federal income tax return. Participants were not permitted to make contributions to the Plan.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1.         DESCRIPTION OF THE PLAN (continued)

Administration of Plan Assets

The Plan's assets are held by the Trustee of the Plan. If Company contributions were made, they were held and managed by the Trustee, who also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid directly by the Company or may be paid directly from Plan assets.

Participant Accounts

Individual accounts are maintained for each participant of the Plan and are adjusted annually for any allocations of stock purchased with Company contributions and investment income. If the Company makes contributions, they are allocated to each participant’s account based upon the relation of the participant’s compensation to total eligible compensation for the Plan year. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Payment of Benefits

Upon termination of service, a participant is eligible to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits will be paid as soon as administratively possible depending on each individual’s circumstance of termination or retirement and value of the individual’s ESOP. A summary plan description with distribution details are available to all employees.

Voting Rights

Each participant has a right to direct the Trustee to exercise voting rights attributable to the shares allocated to his or her account with respect to all corporate matters requiring a vote of stockholders. The Trustee shall vote the shares of Company stock which are not allocated to any participant's Company stock account and the shares of allocated Company stock with respect to which no directions are received from the participants as to whose accounts the shares are allocated, as directed by the ESOP Committee of the Board of Directors of the Company.

Diversification

Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period, subject to certain percentage limitations.

Termination of the Plan

Due to the Termination and Merger in 2020, the Company and the Trustee of the Plan are winding down operations of the Plan in an attempt to have the Plan fully liquidated in the third or fourth quarter 2021. To begin the liquidation process, the Plan will be sending out distribution request forms to participants in the third quarter of 2021. Participants will be able to elect how they wish to receive their distributions (i.e. rollovers options, cash distributions, or stock distribution options will be allowed). See Note 2 Summary of Significant Accounting Policies for more information.

NOTE 2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Due to the Termination and Merger in 2020, management determined that liquidation of the Plan is imminent and the financial statements for 2020 have been prepared using the liquidation basis of accounting. Under the liquidation basis of accounting, assets are measured at the expected cash proceeds from liquidation and liabilities are measured in accordance with accounting principles generally accepted in the United States that otherwise apply to those liabilities. The 2019 financial statements were prepared as a going concern on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

All investments on the 2020 Statement of Net Assets In Liquidation Available for Benefits are reported at liquidation value which approximates fair value. For all investments, except the investment contract with insurance company, fair value approximates the amount the Plan expects to collect at liquidation. For the investment contract with insurance company, contract value approximates the amount the Plan expects to collect at liquidation.

All investments on the 2019 Statement of Net Assets Available for Benefits are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (assuming single-year statement of changes). Contract value is used for the investment contract with insurance company for the year ended December 31, 2019.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income and dividends are recorded on the liquidation basis for 2020 and the ongoing basis for 2019, including amounts expected to be earned through the final distribution of Plan assets. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses such as interest on the loan payable are paid by the Plan and reduce net assets in liquidation available for benefits; the Plan also began paying other administrative expenses in 2016.

Put Options

If the Company stock ceases to be readily tradable on an established market, then the Company shall provide put options to the participants. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is equal to the fair market value of the stock as of the most recent valuation date. The Company may pay for the purchase with interest over a period of five years.

Adoption of Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurements, based on the concepts in the FASB Concepts Statement, including the consideration of costs and benefits.

The following disclosure requirements were removed from Topic 820:

1.	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.
2.	The policy for timing and transfers between levels.
3.	The valuation processes for level 3 fair value measurements.

The following disclosure requirements were modified in Topic 820:

1.	In lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities.
2.	For investments in certain entities that calculate net asset value (NAV), an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly.
3.	The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of Accounting Pronouncement (continued)

The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The entity is permitted to early adopt any removed or modified disclosures upon issuance of the ASU and delay adoption of the additional disclosures until their effective date. The Plan adopted this ASU for the removal, modification, or addition of certain fair value measurement disclosures presented in the financial statements. There was no significant impact to the Plan’s financial statements from adopting this update.

NOTE 3.         INVESTMENTS

Investments held by the Plan as of December 31, 2020 and 2019 is as follows:

Investments
	2020	2019
Money market fund	$119,125	$8,861
Pooled separate accounts:
Voya Target Solution 2025	95,880	84,393
Voya Target Solution 2035	17,432	15,175
Voya Target Solution 2045	3,718	31,826
Mutual funds:
Vanguard Mid-Cap Index Fund	11,105	-
Vanguard Small-Cap Index Fund	5,685	-
Vanguard 500 Index Fund	11,145	-
Carillon Eagle Small Capital Growth	6,347	-
Insurance Contract:
Investment contract with insurance company, at contract value	11,228	11,079
Common Stock:
The First Bancshares, Inc. common stock	4,080,144	-
Southwest Georgia Financial Corporation common stock	2,150,822	8,813,448
Total Investments	$6,512,631	$8,964,782

During the year ended December 31, 2020, the Plan’s investments in participant-directed funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,591,341.

NOTE 4.         INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a fully benefit responsive guaranteed investment contract with VOYA. VOYA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets in liquidation available for benefits attributable to the guaranteed interest account. The guaranteed interest account is presented on the face of the statement of net assets in liquidation available for benefits at contract value. Contract value, as reported to the Plan by VOYA, represents contributions, plus credited interest, less participant withdrawals and fees. Under the terms of the contract, participants may direct permitted withdrawal or transfer of all or a portion of their balance in the investment option at contract value.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4.         INVESTMENT CONTRACT WITH INSURANCE COMPANY, continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2020 and 2019 was $11,228 and $11,079, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on an annual basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but may not be limited to, the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the plan of one or more groups or classifications of participants; (6) partial or complete plan termination; or (7) plan disqualification. The Trustee and Plan Administrator are evaluating events which would limit the Plan’s ability to transact at contract value with the participants, which are probable of occurring, however they are immaterial to the financial statements as a whole.

The following represents the disaggregation of contract value types of investment contracts held by the Plan:

	2020	2019
Total investment contract	$11,228	$11,079

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan.

The crediting rate is based on a formula established by the contract issuer but may not be less than 1 percent. The contract cannot be terminated before the scheduled maturity date.

NOTE 5.         FAIR VALUE MEASUREMENTS

The FASB established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 5.        FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. With exception to the Southwest Georgia Financial Corporation common stock as described below, there have been no changes in the methodologies used at December 31, 2020 and 2019.

Money market fund: Valued at the NAV of shares held by the Plan at year end.

Pooled separate accounts: Valued at the unit value calculated based on the observable NAV of the underlying assets.

The First Bancshares, Inc. common stock: Valued at the quoted market price from an active market.

Southwest Georgia Financial Corporation common stock: Valued at the quoted market price from an active market from January 1, 2019 through April 1, 2020 (level 1); and valued at the quoted market price of The First Bancshares, Inc. common stock from April 2, 2020 through December 31, 2020 (level 2) due to not being actively traded on the open market due to the Merger and Termination.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	NAV	Total
Money market fund	$119,125	$-	$-	$-	$119,125
Pooled separate accounts	-	-	-	117,030	117,030
Mutual funds	34,282	-	-	-	34,282
The First Bancshares, Inc. (level 1) and Southwest Georgia Financial Corporation (level 2) common stock	4,080,144	2,150,823	-	-	6,230,967
Total Investments in Liquidation	$4,233,551	$2,150,823	$-	$117,030	$6,501,404

	Fair Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3	NAV	Total
Money market fund	$8,861	$-	$-	$-	$8,861
Pooled separate accounts	-	-	-	131,394	131,394
Southwest Georgia Financial Corporation common stock	8,813,448	-	-	-	8,813,448
Total Investments	$8,822,309	$-	$-	$131,394	$8,953,703

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 5.        FAIR VALUE MEASUREMENTS, continued

The following table summarizes investments for which fair value is estimated using NAV per share (or its equivalent) as a practical expedient as of December 31, 2020 and 2019.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2020
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Pooled Separate Accounts (a)	$117,030	-	Daily	None

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2019
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Pooled Separate Accounts (a)	$131,394	-	Daily	None

(a)	The various pooled separate accounts held by the plan are target date funds. Target date funds are funds that allow a participant to elect a year of desired retirement. The funds invest using various risk tolerances and time horizons to achieve the desired outcome for the participant’s projected retirement date.

NOTE 6.        LOAN PAYABLE

At December 31, 2019, the loan payable was $64,983 and the short-term advance payable was $846,735. Due to the termination of the Plan as detailed in Note 1 Description of the Plan, the loan payable and all short-term advances were paid in full in June 2020. To pay off the loan, the Plan sold 49,339 shares of common stock. The excess proceeds from sale of stock and loan pay off were reallocated to participants accounts during 2020. Total interest paid by the Plan to the Company during the year ended December 31, 2020 was $20,621 (See Note 7).

During the year ended December 31, 2020, the loan interest rate was 4.75% from January to March, at which time the rate changed to 3.73%. In April 2020, the rate decreased to 3.25% and remained at 3.25% until the loan was paid off. During the year ended December 31, 2019, the loan interest rate was 5.50% from January 1 to July 31, at which time the rate changed to 5.25%. On September 19, the rate decreased to 5.00% and decreased again on October 31 to 4.75% until December 31, 2019.

NOTE 7.        RELATED PARTY TRANSACTIONS, PARTY-IN-INTERESTS AND ADMINISTRATIVE EXPENSES

Parties-in-interests are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan invests in shares of company stock and, therefore, these investments qualify as party-in-interest investments.

On April 3, 2020, Southwest Georgia Financial Corporation was acquired by The First Bancshares and 181,468 shares (132,129 of allocated shares and 49,339 of unallocated shares) of Southwest Georgia Financial Corporation stock were converted to The First Bancshares stock in a 1 for 1 conversion on April 7, 2020. This conversion qualifies as a party-in-interest transaction. See Note 10. Subsequent Event for information related to conversion of remaining 69,651 shares of common stock that occurred after the year ended December 31, 2020.

The Plan has a money market fund with Ameris Bank. Ameris Bank serves as Trustee to the Plan and this qualifies as a party-in-interest transaction.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 7.        RELATED PARTY TRANSACTIONS, PARTY-IN-INTERESTS AND ADMINISTRATIVE EXPENSES (continued)

Total dividends received for 2020 from the Southwest Georgia Financial Corporation common stock were $27,174. Total dividends received for 2020 from the First Bancshares common stock were $72,464. The dividends received qualify as party-in-interest transactions.

Before the loan and short-term advance were paid off during the year ended December 31, 2020, the Company was the lender for the loan and short-term advance; therefore, the loan, short-term advance and any interest paid to the Company were party-in-interest transactions. The Company sold 49,339 of the unallocated shares in May and June 2020, and used the proceeds to pay off the remaining balance on the loan. The remaining proceeds of $38,736 were reallocated to participants accounts during the year ended December 31, 2020. These transactions qualify as party-in-interest transactions.

The Plan paid professional and administrative fees in the amount of $43,627 for the year ended December 31, 2020. Some of these fees qualified as party-in-interest transactions.

NOTE 8.        TAX STATUS

The Plan received its latest determination letter from the IRS on April 21, 2015, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Authoritative guidance requires the Plan Administrator to annually evaluate the Plan’s tax positions, including accounting and measurement of uncertain tax positions.  For the years ending December 31, 2020 and 2019, the Plan Administrator concluded that no uncertain tax positions had been taken that would require adjustment to, or disclosure in, the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for years before 2017.

NOTE 9.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets in liquidation available for benefits.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced in China, and subsequently spread to other countries, including the United States. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic severely impacted global economic conditions, resulting in substantial volatility in the global financial markets, increased unemployment, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates. In the fourth quarter of 2020, vaccines began to become available in the United States and as more people were vaccinated the spread of COVID-19 slowed. In the Company’s market areas, most businesses are back to operating in a more normal capacity. If the vaccine proves to be less effective than anticipated and the COVID-19 virus begins to spread again, the adverse impact on our local and the global economy could worsen, and the financial position and net asset values of the Plan could be adversely affected. The impact of COVID-19 on the Company, the Plan’s financial position and net asset values remains dependent on future developments, including the effectiveness of the vaccine and coverage of people receiving the vaccine.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 10.      SUBSEQUENT EVENTS

Subsequent events have been evaluated for potential recognition and/or disclosure through June 23, 2021. This represents the date the financial statements were available to be issued.

On March 17, 2021, the remaining 69,651 shares of the Southwest Georgia Financial Corporation common stock that the Plan held at December 31, 2020, were converted to The First Bancshares, Inc. common stock in a 1 to 1 exchange and conversion. As previously described, the 69,651 shares of the Southwest Georgia Financial Corporation common stock were valued using The Frist Bancshares, Inc. common stock price as traded on the active market at the December 31, 2020 year end.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS IN LIQUIDATION (HELD AT THE END OF THE YEAR)

December 31, 2020

				(e) Current
(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	value
	Money Market Fund
*	Ameris Bank	Money Market Fund	$119,125	$119,125

	Common Stock
*	Southwest Georgia Financial Corporation, common stock	Common Stock; 69,651 shares	$1,231,420	$2,150,822
*	The First Bancshares, Inc., common stock	Common Stock; 132,129 shares	2,336,023	4,080,144
		Total common stock	$3,567,443	$6,230,966

	Pooled Separate Accounts
*	VOYA	Voya Target Solution 2025	N/A	$95,880
*	VOYA	Voya Target Solution 2035	N/A	17,432
*	VOYA	Voya Target Solution 2045	N/A	3,718
		Total pooled separate accounts		$117,030
	Mutual Funds
	VOYA	Vanguard Mid-Cap Index Fund	N/A	$11,105
	VOYA	Vanguard Small-Cap Index Fund	N/A	5,685
	VOYA	Vanguard 500 Index Fund	N/A	11,145
	VOYA	Carillon Eagle Small Capital Growth	N/A	6,347
		Total mutual funds		$34,282

	Investment contract with Insurance Company
*	VOYA	Investment contract with insurance company, at contract value	N/A	$11,228

* - Represents a party-in-interest.

See Independent Auditor’s Report

SCHEDULE II

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS IN LIQUIDATION

December 31, 2020

Series of transaction of same issue exceeding 5% of net assets
(h) Current
		(b) Description of asset				(f) Expense		value of
		(include interest rate				incurred		asset on	(i) Net
		and maturity in case	(c) Purchase	(d) Selling	(e) Lease	with	(g) Cost	transaction	gain or
	(a) Identity of party involved	of a loan)	price	price	rental	transaction	of asset	date	(loss)
*	The First Bancshares, Inc.	Common Stock Fund	$-	$971,075	$-	$-	$911,718	$971,075	$59,357

*-Represents a party-in-interest.

See Independent Auditor’s Report

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EXHIBIT INDEX

Exhibit No.	Document
23.1	TJS Deemer Dana LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWEST GEORGIA FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

BY:	/s/ Donna T. (Dee Dee) Lowery

	Name:	Donna T. (Dee Dee) Lowery
	Title:	Plan Administrator

Date: June 30, 2021